                                                                  EXHIBIT 99(a)

                        SAFE HARBOR COMPLIANCE STATEMENT
                         FOR FORWARD-LOOKING STATEMENTS

RARE Hospitality International, Inc. ("RARE") intends to qualify both its written and oral forward-looking statements for protection under Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and any other similar safe harbor provisions.

Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of RARE. RARE undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements to reflect future developments. In addition, RARE undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

RARE provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Securities Act of 1933 and the Securities Exchange Act of 1934 and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the disclosures contained in the Form 10-K to which this statement is attached as an exhibit and also include the following:

      WE MAY INCUR ADDITIONAL COSTS AND REDUCED PROFITS BY FAILING TO OPEN
               OR BY DELAYING THE OPENING OF PLANNED RESTAURANTS

We plan to open 19 to 22 new restaurants in 2000. If we are unable to open a new restaurant or have to delay the opening of a new restaurant, we may incur substantial costs we would not otherwise incur, which may directly decrease our profits. We may be unable to open such restaurants, or open them on time, due to factors such as:

- Our inability to find quality locations to open new restaurants;
- Our inability to reach acceptable agreements regarding the lease or purchase of locations on which to open new restaurants;
- Our inability to raise or have available an adequate amount of money to construct and open new restaurants;
- Our inability to hire, train and retain the skilled management and other employees necessary to staff new restaurants when they are scheduled to open.
- Our inability to obtain required permits and approvals to open new restaurants;
- Our inability to efficiently manage the amount of time and money used to build and open each new restaurant.

In addition, if we believe that we will be unable to open a new restaurant because of one of the above factors, we may have to stop construction of the restaurant or terminate any lease or purchase contract that we entered regarding such restaurant and pay damages or a termination fee to the other party to the contract.

             WE MAY BE UNABLE TO PROFITABLY OPERATE NEW RESTAURANTS

As part of our expansion plans, we may open new restaurants in areas in which we have little or no operating experience and in which potential customers may not be familiar with our restaurants. As a result, we may have to incur costs related to the opening, operation and promotion of those new restaurants that are substantially greater than those incurred in other areas. Even though we may incur substantial additional opening and promotion costs with these new restaurants, they may fail to attract the number of customers that our more established restaurants in existing markets attract. As a result, the revenue and profit generated at new restaurants may not equal the revenue and profit generated by our existing restaurants. The new restaurants may even operate at a loss. Because of our limited number of existing restaurants, if we open one or more new restaurants that we are unable to operate at a profit, this could have a significant adverse effect on our overall profits.

Even if we do not incur substantial opening and promotion costs in opening a new restaurant that we would not otherwise usually incur, we may not be able to profitably operate a new restaurant in new markets. Most of our restaurants are located in the southeastern United States. If we open restaurants in areas where we did not previously have a restaurant, we may not be able to attract enough customers to operate that restaurant at a profit because potential customers may be unfamiliar with our restaurants or the atmosphere or menu of our restaurants might not appeal to them.

Another part of our expansion plans is to open restaurants in markets in which we already have existing restaurants. We may be unable to attract enough customers to the new restaurants for them to operate at a profit. Even if we are able to attract enough customers to the new restaurants to operate them at a profit, those customers may be former customers of one of our existing restaurants in that market.

            OUR RESULTS OF OPERATIONS OR STOCK PRICE MAY BE IMPACTED
                       AS A RESULT OF THE MOO ARBITRATION

As disclosed in Item. 3 of our Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and in previous filings with the Securities and Exchange Commission, we have been involved in the arbitration of a dispute with Moo Management, Inc. The damages phase of the hearing was concluded on January 27, 2000, at which time we asserted that no damages were sustained by Moo and Moo asserted damages of up to $7.7 million. The arbitrator's decision, which is expected in late March 2000, could have an adverse impact on our earnings, or could cause the market price of our common stock to drop.

 WE MAY EXPERIENCE HIGHER OPERATING COSTS DUE TO INCREASED PRICES AND SALARIES

If we have to increase the compensation to our employees or pay higher prices for supplies and food items, we may have an increase in operating costs. If we are unable to increase our menu prices or take other actions to offset our increased operating costs, our profits will decrease. Many factors affect the prices that we have to pay for the various food and other items that we need to operate our restaurants, including seasonal fluctuations, changes in weather or demand and inflation. Factors that may affect the salaries and benefits that we pay to our employees, include the local unemployment rates and changes in minimum wage and employee benefits laws. In addition to the above factors over which we have no control, we may introduce new menu items and operating procedures which may either temporarily or permanently result in increased food or labor costs.

     WE MAY LOSE REVENUE OR INCUR INCREASED COSTS IF OUR RESTAURANTS DO NOT
             RECEIVE FREQUENT DELIVERIES OF FOOD AND OTHER SUPPLIES

We have a contract with a single distributor for the distribution of most meat, food and other supplies for our LongHorn Steakhouse and Bugaboo Creek restaurants. Although we believe that we would be able to replace this distributor or to return to our prior system of using multiple distributors for these restaurants, our inability to do so in a short period of time on acceptable terms could increase our costs or could cause shortages at our restaurants of food and other items which may cause us to remove certain items from a restaurant's menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant's menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage.

            WE DEPEND ON SENIOR MANAGEMENT FOR SUCCESSFUL OPERATION

We believe that we will highly depend on the services of Philip J. Hickey, Jr. and Eugene I. Lee. If we lost the services of either Messrs. Hickey, Jr. or Lee, for any reason, we may be unable to replace them with qualified personnel which could have a material adverse effect on our business and development. Although we have employment agreements with Messrs. Hickey, Jr. and Lee, we could not prevent them from terminating their employment with us. Also, we do not carry key person life insurance on Messrs. Hickey, Jr. or Lee.

      OUR RESTAURANTS MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY
                             WITH OTHER RESTAURANTS

If our restaurants are unable to continue to compete successfully with other restaurants in new and existing markets, we may lose significant revenue. Our industry is intensely competitive with respect to price, service, location, type and quality of food. We compete with other restaurants for customers, restaurant locations and qualified management and other restaurant staff. Our LongHorn Steakhouse and Bugaboo Creek restaurants compete with other mid-priced, full service, casual dining restaurants, including steakhouses, such as Outback Steakhouse, Lone Star Steaks and Logan's Roadhouse. Our The Capital Grille restaurants compete with other upscale restaurants, including steakhouses, such as Morton's of Chicago, Ruth's Chris Steakhouse and The Palm as well as independent operators. Some of our competitors have greater financial resources than we have, have been in business longer or are better established in the markets where our restaurants are located or are planned to be located.

In addition, we may have to make changes in one or more of our concepts in order to respond to changes in consumer tastes or dining patterns. If we change a restaurant concept, we may have different or additional competitors for our intended customers and may not be able to successfully compete against such competitors.

  WE MAY INCUR ADDITIONAL COSTS OR LIABILITY AND LOSE REVENUE AS THE RESULT OF
                             GOVERNMENT REGULATION

Our restaurants are subject to extensive federal, state and local government regulation, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, and other health, sanitation and safety matters. Our restaurants may lose revenue if they are unable to maintain liquor or other licenses required to serve alcoholic beverages or food. If one or more of our restaurants was unable to serve alcohol or food for even a short time period, we could experience a reduction in our overall revenue.

The costs of operating our restaurants may increase if there are changes in minimum hourly wages, workers' compensation insurance rates, unemployment tax rates, sales tax, laws and regulations governing access for the disabled, such as the Federal American with Disabilities Act, and similar matters over which we have no control. If any of the above costs increased and we were unable to offset such increase by increasing our menu prices or by other means, we would generate lower profits.

Our restaurants are subject in each state in which we operate to "dram shop" laws which allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. We carry liquor liability coverage as part of our existing insurance. However, a lawsuit under a dram shop law may result in a verdict in excess of our policy limits which could result in substantial liability for us and which may have an adverse material effect on our profitability and business.

                WE MAY EXPERIENCE VOLATILITY IN OUR STOCK PRICE

The market price of our common stock may experience significant volatility from time to time. Such volatility may be affected by factors such as our quarterly operating results or changes in the economy, financial markets or the restaurant industry in general. Another factor which could affect our stock price is the outcome of the pending arbitration with Moo Management, Inc. In recent years, the stock market has experienced extreme price and volume fluctuations which has had a significant effect on the market prices of the securities issued by a company which may be unrelated to the operational performance of the company. In addition, we may be subject to securities class action litigation if the market price of our stock experiences significant volatility. Our management's attention and resources may be diverted from normal operations if we would become subject to any securities class action, which may have a material adverse effect on our business.

            OUR ANTI-TAKEOVER PROVISIONS MAY LIMIT SHAREHOLDER VALUE

We have provisions in our articles of incorporation and in our shareholder protection rights agreement that may discourage or prevent a person or group from acquiring us without our approval. A shareholder may not receive as much in exchange for their shares of common stock as they could without these provisions. The following is a description of the above provisions that may reduce the market value of our shares of common stock.

Under our shareholder protection rights agreement, we distributed one preferred stock purchase right for each outstanding share of our common stock to the shareholders of record on November 20, 1997. Each right entitles holders of a share of our common stock to purchase one one-hundredth of a share of our junior participating preferred stock at an exercise price initially equal to $48.00. Each one one-hundredth of a share of our junior participating preferred stock (1) has the same voting rights as one share of our common stock and (2) would be paid dividends at least equal to the dividends paid on each share of our common stock. Our preferred stock purchase rights are exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock, or announces a tender or exchange offer upon completion of which such person or group would beneficially own 15% or more of our common stock. If a person or group becomes a beneficial owner of 15% or more of our common stock, then each right not owned by the person or group entitles its holder to purchase, for an amount of cash equal to the right's then-current exercise price, shares of our common stock having a value equal to twice the right's exercise price. We may redeem the rights at a price of $.01 per right at any time until the close of business on the tenth business day following our announcement that a person or group has become the beneficial owner of 15% or more of our common stock.

Our articles of incorporation contain a provision which provides that our board of directors consists of three classes of directors. Each class has the same number of directors or as close to equal as possible. The directors of each class serve for a term of three years with each class' term expiring in different successive years. For example, the term of the first class may expire in 2000 and each director elected in the first class in 2000 would serve until 2003, the term of the second class would expire in 2001 and each director elected in the second class in 2001 would serve until 2004, and the term of third class would expire in 2002 and each director elected in 2002 would serve until 2005. As a result, shareholders with sufficient shares to determine the election of directors would have to vote for their nominees at two successive annual meetings of shareholders in order to elect a majority of the directors.